Exhibit 99.1

Scorpio Tankers Inc. Announces Fourth Quarter and Year End 2011 Financial Results

Monaco—(Marketwire –February 22, 2011) -Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers”, or the “Company”) today reported its results for the three months and year-ended December 31, 2011.

The Company recorded a net loss of $71.7 million or $2.21 basic and diluted loss per share, which included a non-cash impairment charge of $66.6 million, or $2.05 basic and diluted loss per share for the three months ended December 31, 2011. Excluding the impairment charge, the net loss would have been $5.1 million, or $0.16 basic and diluted loss per share. This is compared to a net loss of $2.7 million or $0.13 basic and diluted loss per share for the three months ended December 31, 2010.

The Company recorded a net loss of $82.7 million or $2.88 basic and diluted loss per share, which included a non-cash impairment charge of $66.6 million, or $2.32 basic and diluted loss per share for the year ended December 31, 2011. Excluding the impairment charge, the net loss would have been $16.1 million, or $0.56 basic and diluted loss per share. This is compared to a net loss of $2.8 million or $0.18 basic and diluted loss per share for the year ended December 31, 2010.

Summary of Recent and Fourth Quarter Significant Events:

●	Signed a contract with Hyundai Mipo Dockyard Co., Ltd. of South Korea ("HMD") in February 2012 to construct the Company's seventh newbuilding vessel.
●
Contracted to sell the STI Conqueror, STI Gladiator and STI Matador in February 2012 for $21.0 million, $16.2 million and $16.2 million, respectively, with the expected closing of the sales by the end of April 2012.

●	Agreed to charter-in two MR product tankers the Pacific Duchess (2009 built, 46,697 DWT) and the Targale (2007 built, 49,999 DWT), with expected deliveries in March 2012 and May 2012, respectively.
●	Recorded a non-cash impairment charge of $66.6 million in the fourth quarter 2011 due to weak market fundamentals and a decline in values for second hand product tankers.
●	Executed a $92.0 million credit facility to partially finance four newbuilding 52,000 DWT product tankers contracted for in June 2011.
●	Signed an agreement to extend the availability for the Company's 2011 Credit Facility which will enable it to partially finance the fifth, sixth and seventh newbuilding 52,000 DWT product tankers.
●	Reached an agreement with its lenders in December 2011 to amend financial covenants in certain loans which are favorable to the Company.
●	Closed the follow-on offering in December 2011 and received $36.5 million in net proceeds.

Emanuele Lauro, chief executive officer and chairman of the board, commented, "Though we experienced improvements in December, overall spot market TCE rates were depressed throughout the fourth quarter. This has capped off a challenging year which has culminated in a $66.6 million write-down of the value of our fleet. We retain a positive long-term outlook in the product tanker sector, and we expect the first quarter 2012 rates to be better than those of the fourth quarter 2011. We continue to take advantage of opportunities to time charter-in vessels at attractive prices which enables us to retain our desired level of exposure to the spot market and operating leverage."

Recent Significant Events

Newbuilding Vessel Agreement

The Company signed a contract with HMD to construct a newbuilding vessel for $36.0 million, which is the Company's seventh 52,000 DWT MR product tanker newbuilding with HMD. The seventh newbuilding is scheduled to be delivered to the Company in April 2013.

Vessel sales

The Company has entered into agreements to sell three of its Handymax vessels: the STI Conqueror for $21.0 million, the STI Gladiator for $16.2 million, and the STI Matador for $16.2 million. The sales of the three vessels are expected to close in April 2012. In connection with these sales, the availability of the Company's 2010 Credit Facility will decrease by approximately $31.0 million.

As part of the sale of all three vessels, the Company will record a $4.0 million loss on disposal in the first quarter of 2012. Additionally, approximately $0.5 million of deferred financing fees attributable to the 2010 Credit Facility will be written off upon closing of the sale.

Time charter-in agreements

In February 2012, the Company agreed to charter-in a 2009 built MR product tanker (46,697 DWT), the Pacific Duchess. The vessel will be chartered-in for one year at $13,800 per day and is expected to be delivered in early March 2012. The agreement includes an option to extend the charter for an additional year at $14,800 per day.

In February 2012, the Company agreed to charter-in a 2007 built MR product tanker (49,999 DWT), the Targale. The vessel will be chartered in for two years at $14,500 per day and is expected to be delivered in May 2012. The agreement includes three consecutive options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.

Vessel impairment loss

The Company recognized an impairment loss of $66.6 million for the period ended December 31, 2011, which represented the difference between the carrying value and the recoverable amount of each of the vessels, the latter calculated as the higher of fair value less costs to sell and value in use. No impairments were recognized in the year ended December 31, 2010.

Fourth Quarter Significant Events

2011 Newbuilding Credit Facility

In December 2011, the Company executed a $92.0 million credit facility ("2011 Newbuilding Credit Facility") with Credit Agricole Corporate and Investment Bank ("CA-CIB") and Skandinaviska Enskilda Banken AB ("SEB") to partially finance four newbuilding 52,000 DWT product tankers (MRs) that the Company contracted for in June 2011 with HMD in South Korea.

The facility is for an aggregate of $92.0 million and will be made available in four tranches, one for each vessel, in the amount of $23.0 million, which is approximately 61% of contracted price for each vessel. Drawdowns will be available after the first 39% of the contracted price for each vessel is paid by the Company and subject to certain other conditions precedent. The four vessels will be collateral for the credit facility. The tranche relating to each vessel will be repaid after delivery of that vessel in quarterly installments of $375,000, which equates to a repayment profile of 15.33 years, and each tranche is scheduled to mature approximately seven years after delivery of the relevant vessel from the shipyard. Borrowings under the credit facility bear interest at LIBOR plus an applicable margin of 2.70% per annum. A commitment fee equal to 1.10% per annum is payable on the unused daily portion of the credit facility.

Agreement to Extend the Availability Period on the 2011 Credit Facility

In December 2011, the Company agreed with its lenders to extend the availability period of its 2011 Credit Facility through May 2013. This will give the Company the ability to use this facility to finance up to 50% of the cost of the fifth, sixth and seventh newbuilding vessels contracted with HMD that are scheduled for delivery in September 2012, January 2013 and April 2013, respectively. There is currently $115 million available under this facility for the acquisition of new vessels or newbuildings.

Agreement to Amend Financial Covenants of the 2010 Credit Facility, 2011 Credit Facility, STI Spirit Credit Facility

In December 2011, the Company reached an agreement with its lenders to amend its financial covenants in the 2010 Credit Facility, 2011 Credit Facility, and STI Spirit Credit Facility. The amended provisions provide in substance that:

●
The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 and until the fourth quarter of 2012, at which point the ratio will increase to 1.50 to 1.00 for the first quarter of 2013, then increase to 1.75 to 1.00 for the second quarter of 2013, then increase to 2.00 for the third quarter of 2013 and through the maturity date of the loans. Such ratio shall be calculated quarterly on a trailing four quarter basis.

●
Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Credit Facility) needs to be not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

Other loan modifications

As part of these loan modifications, the margin on each of the 2011 and 2010 Credit Facility will increase to 3.50% per annum beginning with the first quarter of 2012. Beginning with the fourth quarter of 2013, this margin will be reduced to 3.25% per annum so long as the Company's debt to capitalization ratio is less than or equal to 50%. If such ratio exceeds 50%, then the margin shall remain at 3.50% per annum.

The Company is restricted from paying dividends until its EBITDA to interest expense ratio is 2.00 to 1.00 or greater.

An aggregate amendment fee of approximately $0.8 million was assessed for the above mentioned modifications, which include the extension of the availability period of the 2011 Credit Facility and the amendments of the financial covenants for the three credit facilities.

Follow-on Offering

On December 6, 2011, the Company closed on the sale 7,000,000 shares of its common stock in an underwritten public offering at the offering price of $5.50 per share. The Company received net proceeds of approximately $36.5 million, after deducting underwriters' discounts and offering expenses.

Newbuilding Vessel Agreement

In December 2011, the Company signed a contract with Hyundai Mipo Dockyard Co., Ltd. of South Korea ("HMD") to construct a 52,000 DWT MR product tanker for approximately $36.4 million ("sixth newbuilding"). This vessel is scheduled to be delivered to the Company in January 2013. The Company currently has $32.8 million remaining to be paid under this contract (for estimated future payment dates see Construction in Progress Payments below).

Time chartered-in extensions

Histria Azure - This vessel is currently off-hire and is expected to be re-delivered to the Company in March 2012. We have extended the term of the charter for this vessel for one year after the vessel is re-delivered to us at $12,000 per day. Pursuant to this charter agreement, we have an option to extend the term of the charter for four additional months at $12,250 per day, and a second option to further extend the term of the charter agreement for an additional year at $13,650 per day.

Krisjanis Valdemars - The first option period on this vessel was exercised, extending the expiry date four months from February 14, 2012 to June 14, 2012. Subsequent to that, the Company has two consecutive optional periods of three and three months, respectively, at the base rate of $12,000 per day. This agreement also contains a profit and loss sharing provision whereby 50% of the vessel's profits and losses above or below $12,000 per day are split with the vessel owner.

Kraslava - The first option period on this vessel was exercised, extending the expiry date five months from February 26, 2012 to July 26, 2012. Subsequent to that, the Company has two consecutive optional periods of three and three months, respectively, at the current base rate of $12,070 per day.

Time charter-in agreement

Khwar Aladid - On October 24, 2011, the Company took delivery of a 2006 built LR2 product tanker (106,003 DWT), the Khwar Aladid. The vessel was chartered-in for six months at $12,000 per day, and the Company currently has an option to extend the charter for a period up to six months from delivery at $13,000 per day.

Conference Call

The Company will have a conference call on Thursday, February 23, 2012 at 2:00 PM eastern standard time to discuss fourth quarter and fiscal year end 2011 results.

Thursday, February 23, 2012, at 2:00 p.m. EST.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(888)-617-5714 (U.S.) or 1(719) 457-2703 (International). The conference participant passcode is 9412622. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL:

http://www.visualwebcaster.com/event.asp?id=85481

Current Liquidity

As of February 22, 2012, the Company had $23.6 million in cash and $33.8 million available to draw down from its 2010 Credit Facility.

Debt

Debt Balance and Repayments

As of February 22, 2012 the Company's outstanding debt balance is $150.8 million.

2012 Debt Repayments
The first quarter 2012 debt repayment for the STI Spirit Credit Facility and 2011 Credit Facility is $1.1 million in aggregate. There are no principal payments due for the 2010 Credit Facility since the amount available is greater than the amount drawn.

Construction in Progress Payments

The current estimated future payment dates and amounts are as follows*:

Q1 2012	$13.0	million
Q2 2012	22.2	million
Q3 2012	113.8	million
Q4 2012	7.2	million
Q1 2013	21.8	million
Q2 2013	21.6	million
	$199.6	million
*These are estimates only and are subject to change as the construction progresses. For delivery dates of the newbuildings, see the Fleet List below.

Share Buyback Program

On July 9, 2010, the board of directors authorized a share buyback program of up to $20 million. Scorpio Tankers expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of February 22, 2012 the Company has repurchased 723,665 shares for $5.5 million at an average price per share, including commissions, of $7.60.

Explanation of Variances on the Fourth Quarter of 2011 Financial Results Compared to the Fourth Quarter of 2010

For the three months ended December 31, 2011, the Company incurred a net loss of $71.7 million compared to a net loss of $2.7 million in the three months ended December 31, 2010. The following were the significant changes between the two periods:

●
Vessel revenue increased $10.6 million to $22.6 million as a result of an increase in the average number of operating vessels to 17.48 from 9.77 for the three month periods ended December 31, 2011 and 2010, respectively. This increase was offset by a decrease in daily time charter equivalent per vessel, to $11,912 from $13,369 (see the breakdown of daily TCE averages below).

●
Vessel operating costs increased $0.9 million to $8.0 million as a result of the increase in the average number of owned vessels to 12.00 from 9.56 for the three month periods ended December 31, 2011 and 2010, respectively. This increase was offset by a decrease in daily operating expenses to $7,239 from $8,077 for the three month periods ended December 31, 2011 and 2010, respectively.

●	Voyage expenses increased $2.7 million to $2.7 million. The STI Coral and STI Diamond operated in the spot market for 184 days in the three months ended December 31, 2011.

●
Charterhire expense increased $6.9 million to $7.2 million as a result of an increase in average number of chartered-in vessels to 5.48 from 0.22 for the three month periods ended December 31, 2011 and 2010, respectively. See the Company's Fleet List below for the terms of these agreements.

●
Impairment expense, which is a non-cash charge, increased $66.6 million as a result of deteriorating market fundamentals and a decline in values for second hand product tankers. There was no impairment charge for the same period in 2010.

●
Depreciation expense increased $1.5 million to $5.0 million as a result of an increase in the average number of owned vessels to 12.00 from 9.56 for the three month periods ended December 31, 2011 and 2010, respectively.

●
General and administrative expenses increased $0.5 million to $3.0 million which was primarily driven by an increase in the amortization of restricted stock as a result of the issuance of 290,000 restricted shares in January 2011.

●
Interest expense increased $0.4 million to $1.7 million. Interest expense for the three months ended December 31, 2011 consisted of interest on bank loans ($0.9 million), commitment fees on undrawn portions of the Company's 2010 and 2011 Credit Facilities ($0.5 million) and amortization of deferred financing fees ($0.3 million). Interest expense for the three months ended December 31, 2010 consisted of interest on bank loan ($1.2 million), which at the time only consisted of the 2010 Credit Facility, and amortization of deferred financing fees ($0.1 million). See the discussions throughout this release for details surrounding changes in the Company's bank loans throughout 2011 which affected the components of interest expense.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Profit or Loss
(unaudited)
	For the three months ended December 31,		For the year ended December 31,
	2011	2010	2011	2010
Revenue:
Vessel revenue	$22,641,685	$12,021,974	$82,109,691	$38,797,913

Operating expenses:
Vessel operating costs	(8,038,770)	(7,101,261)	(31,369,646)	(18,440,492)
Voyage expenses	(2,733,398)	(32,436)	(6,881,019)	(2,542,298)
Charterhire	(7,213,998)	(275,532)	(22,750,257)	(275,532)
Impairment	(66,610,544)	-	(66,610,544)	-
Depreciation	(5,025,642)	(3,505,691)	(18,460,117)	(10,178,908)
General and administrative expenses	(3,024,652)	(2,484,458)	(11,636,713)	(6,200,094)
Total operating expenses	(92,647,004)	(13,399,378)	(157,708,296)	(37,637,324)
Operating (loss)/income	(70,005,319)	(1,377,404)	(75,598,605)	1,160,589
Other (expense) and income, net
Interest expense	(1,699,581)	(1,313,832)	(7,060,027)	(3,230,895)
Realized loss on derivative financial instruments	-	-	-	(279,560)
Interest income	1,166	5,661	51,008	36,534
Other expenses, net	18,161	(52,348)	(118,968)	(508,766)
Total other expense, net	(1,680,254)	(1,360,519)	(7,127,987)	(3,982,687)
Net loss	$(71,685,573)	$(2,737,923)	$(82,726,592)	$(2,822,098)

Loss per share

Basic and diluted	$(2.21)	$(0.13)	$(2.88)	$(0.18)
Basic and diluted weighted average shares outstanding (1)	32,413,382	20,659,544	28,704,876	15,600,813

(1) The effect of diluted weighted shares outstanding for the three month and year ended December 31, 2011 and 2010 would be anti-dilutive since the Company is in a net loss position.  As such, there is no difference between basic and diluted earnings per share for these periods.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)
	As of
	December 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$36,833,090	$68,186,902
Accounts receivable	19,758,578	7,354,252
Prepaid expenses	2,162,405	460,680
Inventories	2,696,296	1,286,507
Total current assets	61,450,369	77,288,341
Non-current assets
Vessels and drydock	322,457,755	333,425,386
Vessels under construction	60,332,870	-
Other assets	3,988,778	1,554,713
Total non-current assets	386,779,403	334,980,099
Total assets	$448,229,772	$412,268,440

Current liabilities
Bank loans	2,888,723	15,826,314
Accounts payable	11,732,427	3,173,505
Accrued expenses	3,376,033	1,123,351
Derivative financial instruments	236,987	-
Total current liabilities	18,234,170	20,123,170
Non-current liabilities
Bank loans	142,678,788	127,362,088
Derivative financial instruments	463,587	-
Total non-current liabilities	143,142,375	127,362,088
Total liabilities	161,376,545	147,485,258

Shareholders' equity
Issued, authorized and fully paid in share capital
Share capital	390,691	248,791
Additional paid in capital	363,209,984	255,003,984
Merger reserve*	-	13,292,496
Treasury shares	(5,498,495)	(2,647,807)
Hedging reserve	(700,574)	-
Accumulated deficit	(70,548,379)	(1,114,282)
Total shareholders' equity	286,853,227	264,783,182
Total liabilities and shareholders' equity	$448,229,772	$412,268,440

* In June 2011, Scorpio Tankers’ board of directors authorized the reclassification of the merger reserve within shareholders’ equity to retained earnings.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)
	For the year ended December 31,
	2011	2010

Operating activities
Net loss	$(82,726,592)	$(2,822,098)
Depreciation	18,460,117	10,178,908
Impairment	66,610,544	-
Amortization of restricted stock	3,362,345	988,273
Amortization of deferred financing fees	985,881	246,130
Amortization of acquired time charter contracts	-	2,344,495
Write off of vessel purchase options	126,337	-
Straight-line adjustment for charterhire expense	84,201	-
	6,902,833	10,935,708
Changes in assets and liabilities:
Drydock payments	(2,516,408)	(974,430)
Increase in inventories	(1,409,789)	(853,079)
Increase in accounts receivable	(12,404,326)	(5,915,254)
(Increase)/decrease in prepaid expenses	(1,701,725)	123,265
(Decrease)/increase in accounts payable	(954,027)	2,600,483
Increase in accrued expenses	1,005,799	175,218
Decrease in the value of derivative financial instruments	-	164,690
Interest rate swap termination payment	-	(1,850,000)
Decrease in shareholder receivable	-	1,928,253
Increase in other assets	(1,373,519)	(1,428,376)
	(19,353,995)	(6,029,230)
Net cash (outflow)/inflow from operating activities	(12,451,162)	4,906,478
Investing activities
Acquisition of vessels	(71,478,937)	(243,121,582)
Vessels under construction	(51,094,500)	-
Acquisition of time charter contracts	-	(2,344,495)
Purchases of other assets	-	(128,732)
Net cash outflow from investing activities	(122,573,437)	(245,594,809)
Financing Activities
Bank loan repayment	(109,637,551)	(44,625,418)
Bank loan drawdown	115,307,500	150,000,000
Debt issuance costs	(4,134,028)	(2,232,310)
Net proceeds from issuance of common stock	104,985,555	207,936,272
Repurchase of treasury shares	(2,850,688)	(2,647,807)
Net cash inflow from financing activities	103,670,788	308,430,737
(Decrease)/increase in cash and cash equivalents	(31,353,811)	67,742,406
Cash and cash equivalents at January 1,	68,186,902	444,496
Cash and cash equivalents at December 31,	$36,833,091	$68,186,902

Supplemental information:
Interest paid	$5,348,573	$2,276,694

Average daily results for the three months and year-ended December 31, 2011 and 2010
	For the three months ended December 31,		For the year ended December 31,
	2011	2010	2011	2010
Average Daily Results
Time charter equivalent per day(1)	$11,912	$13,369	$12,898	$16,213
Vessel operating costs per day(2)	7,239	8,077	7,581	8,166

Aframax/LR2
TCE per revenue day - pool	14,924	12,460	14,849	12,460
TCE per revenue day - time charters	-	-	15,457	-
Vessel operating costs per day(2)	6,644	8,293	6,960	8,293

Panamax/LR1
TCE per revenue day - pool	10,533	13,881	12,876	15,213
TCE per revenue day - spot	-	-	-	2,839
TCE per revenue day - time charters	24,098	20,821	23,962	22,729
Vessel operating costs per day(2)	7,782	8,253	7,891	8,189

Handymax
TCE per revenue day - pool	10,762	9,817	11,343	9,965
TCE per revenue day - spot	-	-	-	8,077
Vessel operating costs per day(2)	7,242	7,827	7,619	8,107

MR
TCE per revenue day - spot	12,148	-	12,092	-
Vessel operating costs per day(2)	6,175	-	6,748	-

Fleet data
Average number of owned vessels	12.00	9.56	11.29	6.19
Average number of time chartered-in vessels	5.48	0.22	4.95	0.06
Drydock
Expenditures for drydock	$704,569	$52,972	$2,624,094	$974,430

(1)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(2)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

Fleet List as of February 22, 2012

				Ice
	Vessel Name	Year Built	DWT	Class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Gladiator	2003	40,083	-	SHTP (1)	Handymax
3	STI Matador	2003	40,096	-	SHTP (1)	Handymax
4	STI Conqueror	2005	40,158	1B	SHTP (1)	Handymax
5	STI Coral	2008	49,900	-	Spot	MR
6	STI Diamond	2008	49,900	-	Spot	MR
7	Noemi	2004	72,515	-	SPTP (2)	LR1
8	Senatore	2004	72,514	-	SPTP (2)	LR1
9	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
10	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
11	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
12	STI Spirit	2008	113,100	-	SLR2P (3)	LR2
	Total owned DWT		744,657
							Time Charter Info
							Daily Base
	Time Chartered-In vessels						Rate	Expiry (1)
13	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,070	26-Jul-12	(4)
14	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,000	14-Jun-12	(5)
15	Kazdanga	2007	37,312	1B	SHTP (1)	Handymax	$12,345	27-Jun-12	(6)
16	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$12,250	15-Feb-13	(7)
17	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$13,000	15-Jul-13	(8)
18	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$13,000	17-Jul-13	(8)
19	Khawr Aladid	2006	106,003	-	SLR2P (3)	LR2	$12,000	25-Apr-12	(9)
20	Pacific Duchess	2009	46,697	-	Spot	MR	$13,800	20-Mar-13	(10)
21	Targale	2007	49,999	-	Spot	MR	$14,500	10-May-14	(11)
	Total time chartered-in DWT		435,826

	Newbuildings currently under construction
22	Hull 2332		52,000	(12)		MR
23	Hull 2333		52,000	(12)		MR
24	Hull 2334		52,000	(12)		MR
25	Hull 2335		52,000	(12)		MR
26	Hull 2336		52,000	(12)		MR
27	Hull 2361		52,000	(12)		MR
28	Hull 2362		52,000	(12)		MR
	Total newbuilding DWT		364,000

	Total DWT		1,544,483

(1)	This vessel operates in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This agreement has two consecutive optional periods of three and three months, respectively, at the current base rate of $12,070 per day.
(5)	This agreement has two consecutive optional periods of three and three months, respectively, at the current base rate of $12,000 per day.
(6)	This agreement contains an option for the Company to extend the charter for an additional year at a rate of $13,335/ day.
(7)
This vessel is currently off-hire and is expected to be re-delivered to the Company in March 2012 on a one year time charter agreement at $12,000 per day.  The agreement contains an option to extend the term of the charter for four additional months at $12,250 per day and a second option to further extend the term of the charter agreement for an additional year at $13,650 per day.

(8)
Represents the average rate for the two year duration of the agreement.  The rate for the first year is $12,750/day and the rate for the second year is $13,250/day. The agreement contains an option for the Company to extend the charter for an additional year at a rate of $14,500 per day.

(9)	This agreement contains an option to extend for six months at $13,000 per day.
(10)	This agreement contains an option to extend for an additional year at $14,800 per day. This vessel is expected to be delivered on March 20, 2012.
(11)
This agreement includes three consecutive options to extend the charter for an additional year at $14,850 per day, $15,200 per day and $16,200 per day, respectively.  This vessel is expected to be delivered on May 10, 2012.

(12)
These seven Newbuilding vessels are being constructed at Hyundai Mipo Dockyard Co., Ltd of South Korea. The first five vessels are expected to be delivered between July and September 2012 and the sixth and seventh vessels in January 2013 and April 2013, respectively.

Business Strategy and Dividend Policy
Business Strategy

The Company's primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions. The Company is currently concentrating on product or coated tankers because of the fundamentals of this segment, which the Company believes includes:

●	increasing demand for refined products;
●	increasing ton miles (distance between new refiners and areas of demand); and
●	reduced order book.

Dividend Policy

The Company does not have immediate plans to pay dividends but will continue to assess the dividend policy. In the future, the board of directors may determine it is in the best interest of the Company to pay dividends.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker with an average age of 6.1 years and time charters-in one LR2 tanker and six Handymax tankers. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company's website is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616